

October 6, 2023

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

>   **Re: Innovation Beverage Group Ltd**
>   **Amendment No. 19 to Registration Statement on Form F-1**
>   **File No. 333-266965**
>   **Filed September 29, 2023**

Dear Dean Huge:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 19 to Registration Statement on Form F-1

Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheets, page F-23

1.   Refer to the December 31, 2022 balance sheet column and reconcile with the amounts disclosed on the December 31, 2022 balance sheet shown on page F-3, as we note certain amounts do not agree. Also, please label all of the columns on the unaudited interim statements of operations and comprehensive loss, stockholders' equity and cash flows as unaudited, as we note you have only designated the June 30, 2023 columns as unaudited. Further, on page F-36 (Note 10 - Income Taxes), provide a reconciliation of the effective tax rate to statutory rate for the comparative six months ended June 30, 2022, as your current disclosure provides the reconciliation for the year ended December 31, 2022.

      Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing